                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                            SOLO SERVE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  834263204
                     -----------------------------------
                                (CUSIP Number)
                              Elizabeth J. Keig
                           Cox & Smith Incorporated
          112 E. Pecan Street, Suite 1800, San Antonio, Texas 78205
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 2, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 834263204                                           PAGE 2 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Charles M. Siegel
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,355,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,355,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,355,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      45.84%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.




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CUSIP No.  834263204                                           Page 3 of 7 Pages


                                  SCHEDULE 13D
                 OF CHARLES M. SIEGEL COVERING COMMON STOCK OF

                             SOLO SERVE CORPORATION

ITEM 1.          Security and Issuer

         This schedule relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Solo Serve Corporation, a Delaware corporation (the "Company"). The number of shares of the Company's Common Stock, par value $.01 per share, and Preferred Stock, par value $.01 per share, outstanding as of the date of this schedule, were 2,856,126 and 1,388,889 shares, respectively. The preferred stock of the Company votes with the Common Stock on an as-converted basis.

         The principal executive offices of the Company are located at 1610 Cornerway Blvd, San Antonio, Texas 78219.

ITEM 2.          Identity and Background

         (a)     This statement is being filed by Charles M. Siegel.

         (b) Mr. Siegel's business address is 1610 Cornerway Blvd., San Antonio, Texas 78219.

         (c) Mr. Siegel's present principal occupation is President and Chief Executive Officer of the Company.

         (d) During the last five years, Mr. Siegel has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Siegel was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Siegel is a United States citizen.
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CUSIP No.  834263204                                           Page 4 of 7 Pages


ITEM 3.          Source and Amount of Funds or Other Consideration

         Mr. Siegel purchased 1,255,000 shares of the Common Stock of the Company from General Atlantic Corporation ("GAC") on October 2, 1997. Mr. Siegel purchased the shares in exchange for his promissory note in the principal amount of $125,500 (the "Note") payable to General Atlantic Corporation pursuant to the terms and conditions of the Stock Purchase Agreement dated September 26, 1997 between Mr. Siegel and GAC (the "Agreement"), a copy of which is attached to this schedule as Exhibit A and incorporated herein by reference. The conditions precedent set forth in the Agreement were satisfied, and the purchase of stock was effected, on October 2, 1997.

         The Note provides for five equal annual installments to be paid commencing on October 1, 1998, together with interest on such principal amount at a fixed rate of 7%.

         The Company had previously granted Mr. Siegel options to purchase up to 100,000 shares of the Common Stock, all of which options are vested and exercisable as of the date of this schedule.

ITEM 4.          Purpose of Transaction

         The purpose of the acquisition of the Common Stock was for investment purposes only.

         Mr. Siegel does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment

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CUSIP No.  834263204                                           Page 5 of 7 Pages


company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

         However, Mr. Siegel may propose any of the foregoing transactions described in (a)-(j) which he hereafter considers desirable in light of his examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.  Interest in Securities of the Issuer

         (a)(b) Mr. Siegel beneficially owns an aggregate of 1,355,000 shares of Common Stock, which represent 45.84% of the outstanding Common Stock of the Company. The Common Stock held by Mr. Siegel (including the shares issuable upon exercise of options held by Mr. Siegel) represent 31.19% of the voting stock of the Company. Mr. Siegel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares he holds.

         (c) During the past sixty days, Mr. Siegel acquired an aggregate of 1,255,000 shares of the Common Stock as described in Item 3 above in a private transaction at a price per share of $.10, payable by Mr. Siegel's promissory note, as described in Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Siegel.

         (e)     Not applicable.

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CUSIP No.  834263204                                           Page 6 of 7 Pages


ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

                 None.

ITEM 7.          Material to be filed as Exhibits

                 Exhibit A--Stock Purchase Agreement dated September 26, 1997 between Charles M. Siegel and General Atlantic Corporation, including the attached Promissory Note of Charles M. Siegel, payable to General Atlantic Corporation, in principal amount of $125,500.

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CUSIP No.  834263204                                           Page 7 of 7 Pages


                                   SIGNATURE

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: October 2, 1997.


                                              /s/ Charles M. Siegel
                                              ---------------------------------
                                              CHARLES M. SIEGEL

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                                EXHIBIT INDEX


             Exhibit A--Stock Purchase Agreement dated September 26, 1997 between Charles M. Siegel and General Atlantic Corporation, including the attached Promissory Note of Charles M. Siegel, payable to General Atlantic Corporation, in principal amount of $125,500.